Exhibit 99.2

TELEWEST COMMUNICATIONS PLC

TELEWEST FINANCE (JERSEY) LIMITED

IDT CORPORATION

VOTING AGREEMENT

This Agreement concerning voting and other matters (as the same may be amended, modified or supplemented from time to time in accordance with the terms hereof, this “Agreement”) is entered into by (i) Telewest Communications plc (“Telewest” or the “Company”), (ii) Telewest Finance (Jersey) Limited (“Telewest Jersey”) and (iii) IDT Corporation on behalf of itself and each of its subsidiaries (as defined in section 736 of the Companies Act 1985, as amended (the “1985 Act”)) (“IDT”). IDT shall procure that the registered owners of certain shares in the Company to vote in connection with a proposed financial restructuring of the Company and Telewest Jersey, the principal terms of which are described in Appendix 1 attached hereto (the “Financial Restructuring”).

The Financial Restructuring is to be implemented through (i) the completion of the proceedings and actions referred to in this Agreement and any proceeding or arrangement that the Company, Telewest Jersey and the ad hoc committee (the “Noteholder Committee”) of holders of certain high yield notes issued by the Company and Telewest Jersey (the “Notes”) may agree in writing to be necessary under English, Jersey and US law (collectively, the “Proceedings”), which includes the following: a scheme of arrangement of the Company (the “Plc Scheme”) under section 425 of the 1985 Act; a scheme of arrangement of Telewest Jersey (the “Jersey Scheme”) under section 425 of the 1985 Act and/or section 125 of the Companies (Jersey) Law 1991, as amended; and ancillary proceedings in respect of the Plc Scheme and/or the Jersey Scheme pursuant to Section 304 of the U.S. Bankruptcy Code (the “Section 304 Proceedings”); and (ii) the following related steps:

(a)	the passing of the shareholder resolutions of Telewest specified in Appendix 1 in order to implement the Financial Restructuring (the “Shareholder Resolutions”);

(b)	the execution of a revised loan agreement between Telewest Communications Networks Limited (“TCN”) and its lenders on substantially the terms specified in Appendix 1;

(c)	the termination of the relationship agreement dated as of 3 March 2000 as amended by an amendment agreement dated as of 18 May 2001 between, inter alia, Microsoft Corporation, Liberty Media International, Inc. and Telewest;

(d)	the cancellation of the intercompany loans between Telewest and TCN under which the proceeds of the Notes were lent to TCN; and

(e)	the satisfaction (or waiver by the Company or Telewest Jersey (as the case may be)) of the conditions to the Plc Scheme and the Jersey Scheme,

together with the Proceedings, the “Restructuring Steps”.

In consideration of the promises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, Telewest Jersey and IDT (collectively, the “Parties”), intending to be legally bound, agree as follows:

1.	IDT Agreements. IDT shall procure that the registered holders of certain shares specified on the signature page hereto (the “Relevant Shares”) to exercise the votes attaining to those shares in accordance with the directions of IDT. IDT agrees and represents that, subject to the following Sections hereof and, in respect of sub-sections (a) to (c) below, subject to its receipt of legally sufficient documents in respect of the Plc Scheme and the Jersey Scheme that reflect an arrangement consistent with the terms of this Agreement for the implementation of the Financial Restructuring:

(a)	it shall vote, or procure that the relevant registered holders shall vote, in favour of the Shareholder Resolutions in relation to the holdings of shares set out on the signature pages hereto and in relation to any other shares of the Company it, or any of its affiliates, may acquire;

(b)	it will not vote (or cause to be voted) in favour of, or otherwise support, encourage or seek, directly or indirectly, (i) any commencement of or relief in an involuntary case under any applicable insolvency or other similar law with respect to the Company, Telewest Jersey or TCN, or all or substantially all of the assets of any of them, (ii) the appointment of a receiver, administrative receiver, administrator, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company, Telewest Jersey or TCN, or all or substantially all of the assets of any of them, (iii) any scheme of arrangement or plan of voluntary arrangement or any other plan of reorganization with respect to the Company, Telewest Jersey or TCN, or all or substantially all of the assets of any of them; or (iv) any other compromise with the creditors of, or financial restructuring relating to, the Company, Telewest Jersey or TCN, or all or substantially all of the assets of any of them; other than, in each case, the Financial Restructuring and the Proceedings; and

(c)	it will not sell, transfer or assign, and will not permit any member of the IDT Group to sell, transfer or assign any of the Relevant Shares or any voting interest therein during the term of this Agreement except to a person who, prior to such sale, transfer or assignment, enters into a written undertaking in favour of the Parties hereto to be bound by the provisions hereof as if such person were IDT.

2.	Telewest and Telewest Jersey Agreements

Financial Restructuring: The Company and Telewest Jersey each undertake and shall cause the other companies in the Telewest Group to undertake to take all acts reasonably necessary to effect the Financial Restructuring as promptly as possible. Telewest hereby confirms that each of its directors has confirmed that he or she will, subject to their fiduciary and any other duties imposed on them by law and their responsibilities under the City Code on Takeovers and Mergers and the Listing Rules of the UK Listing Authority, recommend the Financial Restructuring to Telewest’s shareholders and its creditors.

3.	Termination of Agreement. IDT’s obligations hereunder shall terminate upon the occurrence of any Agreement Termination Event, unless the occurrence of such Agreement Termination Event is waived in writing by IDT.

For the purposes hereof an “Agreement Termination Event” shall mean any of the following:

(a)	the posting of the public documents in respect of the Plc Scheme shall not have occurred on or before 31 July 2003 provided that it shall not be an Agreement Termination Event if an explanatory statement in respect of the Plc Scheme and Jersey Scheme shall have been made publicly available on or before 30 June 2003;

(b)	the date on which the order of the High Court which sanctions the Plc Scheme is delivered to the Registrar of Companies for registration (the “Effective Date”) shall not have occurred on or before 30 September 2003;

(c)	the Company or any administrator appointed in respect of the Company withdraws the Plc Scheme or such person failing to confirm to IDT within 48 hours of a request from IDT that it is that person’s intention to continue with and recommend the Financial Restructuring in all material respects as set out in Appendix 1; or

(d)	a failure to obtain any order of any court, when applied for, or a requisite majority for any vote, when sought, where the failure to obtain such order or majority is reasonably deemed by IDT to be likely to result in the Effective Date occurring after 30 September 2003 or not occurring at all; or

(e)	the making of a permanent order of any court or governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the consummation of the Financial Restructuring.

4.	Amendments. This Agreement may not be modified, amended or supplemented except in writing signed by each of the Parties affected by such modification, amendment or supplement.

5.	Governing Law and Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of England and Wales. All the parties agree that the courts of England are to have exclusive jurisdiction to settle any dispute (including claims for set-off and counterclaims) which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, this Agreement or otherwise arising in connection with this Agreement and for such purposes irrevocably submit to the exclusive jurisdiction of the English courts. IDT shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be McDermott Will & Emery currently of 7 Bishopsgate, London EC2N 3AR and any claim form, judgment or other notice of legal process or any other notice in relation to this Agreement shall be sufficiently served on IDT if delivered to such agent at its address for the time being. IDT irrevocably undertakes not to revoke the authority of the above agent.

6.	No Third Party Beneficiaries. This Agreement is only for the benefit of the undersigned parties and nothing herein, expressed or implied, is intended or shall be construed to confer upon any person or entity other than such undersigned parties, any rights or remedies under or by reason of, and no person or entity other than undersigned parties, is entitled to rely in any way upon, this Agreement.

7.	Specific Performance. It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance, an injunction or other equitable relief as a remedy of any such breach.

8.	Fees and Expenses. If any Party brings an action against any other Party based upon a breach by the other Party of its obligations under this Agreement, the prevailing Party shall be entitled to all reasonable expenses incurred, including reasonable legal and financial advisers’ fees.

9.	Headings. The headings of the Sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

10.	Successors. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, heirs, executors, administrators and representatives.

11.	Prior Negotiations. This Agreement and Appendix 1 supersede all prior negotiations with respect to the subject matter hereof.

12.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement.

13.	Notices. Any notice or other communication to be given under this Agreement shall be in writing and shall be delivered by hand or sent by prepaid first class recorded delivery (or registered airmail in the case of an address outside the United Kingdom) and shall be addressed to the party to be served at its registered or principal office (marked for the attention of the General Counsel/Head of Legal). Notices sent prepaid by first class recorded delivery shall be deemed to be received on the second day following posting and those sent by registered airmail (in the case of an address outside the United Kingdom) shall be deemed to be received on the fifth day following posting.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement Concerning Voting to be executed as of the date set forth below.

Dated:                             2003

TELEWEST COMMUNICATIONS PLC

By:

Name:
Title:

TELEWEST FINANCE (JERSEY) LIMITED

By:

Name:
Title:

IDT CORPORATION

By:

Name: Ira A. Greenstein
Title: President

Shares over which IDT shall cause the legal entities listed below to exercise the votes attaining to such shares in accordance with IDT’s directions:

Registered Holder	Ordinary Shares	Limited Voting Shares	Total	% of issued share capital

Microsoft UK Cable, Inc.	595,670,822	60,322,654	655,993,476

Microsoft Cable Partnership Holdings, Inc.	40,385,202	—	40,385,202

Total IDT Holdings	636,056,024	60,322,654	696,378,678	24%

Appendix 1

Principal terms of Financial Restructuring

Telewest Liabilities:

All liabilities of the Company at the Effective Date in respect of:

(a)    the Notes other than the 6% Senior Convertible Notes due 2005 issued by Telewest Jersey (the “Jersey Notes”);

(b)    the Accreting Convertible Notes due 2003 issued to Deutsche Telekom (the “Accreting Notes”);

(c)    the Company’s guarantee of the Jersey Notes (the “Jersey Guarantee Liability”); and

(d)    inter-company debt balances owed by the Company to Telewest Jersey in relation to the on-loan of the proceeds of issue of the Jersey Notes (the “Intercompany Debt”),

together with all interest, accruals, derivative or other claims arising in respect of such liabilities against the Company (the “Telewest Liabilities”), will be cancelled and exchanged for new ordinary shares in the capital of the Company (“New Shares”).

No other liabilities of the Company will be compromised as part of the Plc Scheme.

Jersey Liabilities:

All liabilities of Telewest Jersey in respect of:

(a)    the Jersey Notes; and

(b)    the release of the Intercompany Debt,

together with all interest, accruals, derivative or other claims arising in respect of such liabilities against Telewest Jersey (the “Jersey Liabilities”) will be cancelled and exchanged for New Shares.

No other liabilities of Telewest Jersey will be compromised as part of the Jersey Scheme.

Principal amounts:

The principal amounts (the “Principal Amounts”) as at the record date for the Plc Scheme and the Jersey Scheme (the “Record Date”) will be:

(a)    in respect of the Notes and the Accreting Notes, the aggregate of the face value or accreted amount; and

(b)    in respect of the Jersey Guarantee Liability and the Intercompany Debt, the aggregate face value of the Jersey

         Notes.

Interest amounts:

The interest amounts (the “Interest Amounts”) as at the Record Date will be:

(a)    in respect of the Notes, the aggregate of interest and default interest that has accrued and remains unpaid

         (if any); and

(b)    in respect of the Jersey Guarantee Liability and the Intercompany Debt, the aggregate of interest and default interest that has accrued and remains unpaid on the Jersey Notes.

Exchange rate:

The closing mid-point exchange rate for the exchange of US dollars to Sterling on the latest practicable date for inclusion of information in the explanatory statement relating to the Plc Scheme and Jersey Scheme prior to printing.

Total claims:	In relation to the Plc Scheme and the Jersey Scheme, the aggregate of the relevant Principal Amounts and the Interest Amounts at the Record Date.

Plc Scheme Conditions:

The Plc Scheme is conditional upon the following having occurred, or being conditional only upon the occurrence of the Effective Date:

(a)    the Shareholder Resolutions (as described below) having been passed;

(b)    the Revised Senior Secured Facility Agreement (described below) having been signed;

(c)    the admission to the Official List of the New Shares becoming effective in accordance with the Listing Rules and the admission of such shares to the London Stock Exchange’s market for listed securities becoming effective or the UK Listing Authority agreeing or confirming its decision to admit such shares to the

         Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to

         (i) the allotment of such shares and/or (ii) the Telewest Scheme becoming unconditional in all respects; and

(d)    the escrow agent agreement between Telewest, Telewest Jersey and the escrow agent having been signed.

New Shares:

In return for the cancellation of the Telewest Liabilities, New Shares will be issued to the relevant creditors representing 97 per cent. of the enlarged share capital of the Company. The Company’s current ordinary shareholders will retain the remaining 3 per cent.

As part of the compromise of the Telewest Liabilities, Telewest Jersey will be entitled to receive New Shares in return for the cancellation of the Intercompany Debt. The Jersey Liabilities will be cancelled in exchange for the entitlement to receive New Shares that Telewest Jersey will receive as part of the compromise of the Telewest Liabilities.

Shareholder Resolutions:

Resolutions will be proposed at an extraordinary general meeting of the Company to:

(a)    authorise the directors to allot the New Shares;

(b)    consolidate and sub-divide the Company’s existing share capital into New Shares and deferred shares in the capital of the Company;

(c)    cancel the authorised but unissued limited voting shares in the capital of the Company;

(d)    to amend the Company’s share schemes;

(e)    disapply statutory pre-emption rights in respect of the allotment of the New Shares; and

(f)     adopt new articles of association

Governance:

The new articles of association will not provide for any shareholder to have any special privileges or rights, including any veto rights.

The board of directors will comprise seven to nine directors, a majority of whom will be non-executives. All non-executives will be ‘independent’ within the meaning of that term in the Higgs Report.

The initial board of directors will be appointed by a committee to be formed for this purpose that will include representatives of the Noteholder Committee and at least one person nominated by Liberty, if Liberty so elects.

Revised Senior Secured Facility Agreement:

The Telewest Group will enter into an amended and restated loan agreement for committed facilities of £2,030 million comprising term loans of £1,840 million, a revolving credit facility of £140 million and an overdraft facility of £50 million together with uncommitted facilities of up to £125 million. Of the committed amount of £2,030 million, £1,885 million will mature on 31 December 2005 with the balance of £145 million maturing on 30 June 2006. The amended and restated loan agreement will be conditional upon, among other things, the compromise of the Telewest Liabilities becoming effective.